UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 33-83868

AMERICAN CRYSTAL SUGAR COMPANY

(Exact name of registrant as specified in its charter)

101 North Third Street
Moorhead, Minnesota, 56560

(218) 236-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Other	☒ *

* The registrant is ceasing filing reports under Section 15(d) in reliance upon the July 17, 2013 No-Action Letter provided to it by the Commission.

Approximate number of holders of record as of the certification or notice date: N/A.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Crystal Sugar Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 23, 2013	By:	/s/ Thomas Astrup
Name: Thomas Astrup
Title: Chief Financial Office